Mail Stop 4561

July 17, 2008

Mr. Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

      Re: **Hospitality Properties Trust**
              Form 10-K for the year ended December 31, 2007
              File No. 1-11527

Dear Mr. Kleifges:

We have reviewed your response letter dated June 16, 2008 and have the following additional comment.   Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2007

Financial Statements

8. Acquisitions, page F-15

1. We have considered your response to our prior comment 3 and the related amendment to your Form 10-K. It does not appear that your amended Form 10-K includes Item 15 and any other related Items in their entirety. Please revise your Form 10-K/A to fully comply with our previously issued comment. Furthermore, we are unable to agree with your current position in which you believe that you are not required to provide unaudited summary financial information for TA in your future interim filings. Where a registrant has an asset concentration whereby properties are net leased to a single tenant and the properties leased to that tenant

represent more than 20% of the registrant's assets as of its most recent audited balance sheet date, the staff believes that the financial statements of that tenant should be included in the Registrant's Form 10-K (summarized financial information is acceptable in lieu of the financial statements where the tenant is a public reporting company and the registrant discloses this fact) as well as summarized interim period financial information should be provided (similar to that provided under Rule 3-09 in interim reports, as applicable). Please confirm that you will include unaudited summary financial information for TA in your future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Karen Garnett, Assistant Director, at (202) 551-3785 with regard to legal comments.

Sincerely,

Robert Telewicz
Senior Staff Accountant